Exhibit 99.2

 Capital Markets Day  November 3, 2026

 Important notice and disclaimer  This presentation has been prepared by InflaRx N.V. (“InflaRx” or “we”). This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.  This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this presentation and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the therapeutic potential of izicopan in renal and other complement-mediated diseases; the success of our future clinical trials for izicopan’s treatment of AAV and other renal diseases, including aHUS, IgAN and C3G, as well as our assessment of a broader development and registrational strategy in Europe following the revocation of the marketing authorization for Tavneos (avacopan) in the European Union, the United Kingdom and other jurisdictions, and our ability to establish proof of concept for izicopan across such indications; the timing of initiation, enrollment and data readouts of our planned Phase 2 trials of izicopan in AAV, the investigator-initiated trial in aHUS, our planned pilot study in IgAN and our PK bridging study in China; the timing, progress and results of the Phase 3 trial of BDB-001 being conducted by our collaborator Staidson in China; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including potential regulatory paths in AAV for vilobelimab and izicopan and related discussions with the FDA and EMA; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or marketing authorization for any indication; potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for PG, HS, CSU or any other indications; our expectations regarding the size of the patient populations for, the market opportunity for and the potential peak sales of izicopan, if approved; whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; whether the results of our future clinical trials will reflect results seen in previously conducted preclinical studies and clinical trials, and the limitations of cross-study comparisons of izicopan to other product candidates or approved products, including avacopan; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes, the optimization of our manufacturing methods and processes, and our ability to rely on existing third-party manufacturers or engage additional third-party manufacturers for planned future clinical trials and commercial supply; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing, and the period through which our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight; our ability to comply with enacted and future legislation in seeking marketing approval, authorization or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors (including avacopan) and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; risks related to our reliance on foreign third-party manufacturers and suppliers, including those located in China; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this presentation and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.  Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources, as well as InflaRx’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. All market data and other information from third-party sources involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, while we believe our own internal research is reliable, such research has not been verified by any independent source.  InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of ANCA-associated vasculitis and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.    InflaRx and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).   Comparisons to avacopan in this presentation are not based on head-to-head clinical trials, are derived from cross-study comparisons and preclinical and in vitro data, and may not be predictive of clinical results.

 Today’s agenda  01  Welcome  Niels Riedemann  04  AAV clinical development and commercial opportunity  Niels Riedemann, Thomas Taapken  05  Closing remarks  06  Q&A session  InflaRx team, Jörg Köhl, Peter Merkel  PROF. DR. NIELS RIEDEMANN  Chief Executive Officer & Founder  DR. THOMAS TAAPKEN  Chief Financial Officer  GABRIELA ALPEROVICH,MD, PHD  SVP, Global Head of Clinical Development  JAN MEDINA, CFA  Vice President, Head of IR  3  02  Targeting C5a/C5aR in ANCA-associated vasculitis (AAV)  PROF. DR. JÖRG KÖHL   Director of the Institute for Systemic Inflammation Research, University of Lübeck  03  The evolving treatment landscape and unmet need in AAV  PETER MERKEL, MD, MPH  Chief, Division of Rheumatology; Professor of Medicine (Rheumatology); Professor of Epidemiology in Biostatistics and Epidemiology; University of Pennsylvania  InflaRx Participants

 Izicopan  Next-generation oral C5aR inhibitor

Izicopan's "triple threat" for a potential best-in-class agent

FAST ONSET + HIGH EXPOSURE POTENTIAL FOR BETTER EFFICACY

≤1 week

to target therapeutic exposure
(vs avacopan at ~3 months)

- ~10× AUC, ~3× C_{max} at equal doses
- ≥90% C5a blockade within 24 h
- ~2× in vivo inhibition, head-to-head

NO SAFETY SIGNALS OF CONCERN

>100x lower

reactive-metabolite signal
(GSH trapping assay 5-10 min)

- No time-dependent CYP3A4/5 inhibition
- Very high metabolic stability
- 197 subjects dosed, no safety signals of concern, no liver enzyme elevations

BETTER CONVENIENCE

⬇⬇⬇ pill burden

3 x drug strength per capsule
30 mg vs. 10 mg

- Expected lower pill no. intake
- Once-daily dosing potential
- Fewer co-medication restrictions expected (less DDI concern)

Sources: InflaRx data on file; for TAVNEOS (avacopan) US prescribing information, EU SmPC, NDA filing documents for ANCA-associated vasculitis. No head-to-head clinical studies performed with izicopan vs avacopan.
Abbreviations: AUC [Area under curve]. **CYP** [cytochrome]. **DDI** [drug-drug-interaction]. **GSH** [glutathione]. **h** [hour]. **min** [minutes]. **mg** [milligram].

InflaRx 5

 Today’s takeaways  Izicopan has potential to expand the AAV market, with multiple differentiating features that could drive a $1.5B – $2B peak sales potential  Izicopan AAV development program is primed for generating differentiated efficacy and safety data   placebo-controlled study in patients with renal vasculitis (i.e., renal involvement) assessing izicopan’s ability to drive signals of efficacy over the standard of care  open-label study in “all-comers” to demonstrate the ability to replace corticosteroids  Additional studies in rare renal disease targeted for initiation in 2027 include aHUS, with initial data targeted for 2H 2027; and IgAN / rapidly progressive IgAN / others, with expected initial data readouts in 2028  Phase 3 data from BDB-001 (vilobelimab cell-line derived anti-C5a antibody licensed to partner in China) expected 2H 2028  Strong IP position and balance sheet (€153.3M at end of 3Q26), with cash runway through 2029  6  1: Independent commercial assessment (Oct 2026); Evaluate Pharma 2026. Izicopan is investigational; third-party forward-looking estimates, not company guidance // I&I [immunology & inflammation]. AAV [ANCA-associated vasculitis]. aHUS [atypical hemolytic uremic syndrome]. IgAN [immunoglobulin-A nephropathy]. RPGN [rapidly progressive glomerulonephritis]

 Prof. Dr. Jörg Köhl  Targeting C5aR1-driven inflammation in ANCA vasculitis and beyond

 ANCA-associated vasculitis  A group of rare, systemic small-vessel vasculitides  AAV  WHAT IT IS  Necrotizing inflammation damages predominantly small blood vessels, with few or no immune deposits.  Antineutrophil cytoplasmic antibodies usually target proteinase 3 (PR3) or myeloperoxidase (MPO). Some patients are ANCA-negative.  ANCA  neutrophil  small-vessel injury  ANCA can activate primed neutrophils, promoting endothelial injury and organ inflammation.  THREE CLINICAL TYPES  GPA  Granulomatosis with polyangiitis  Granulomatous disease of the upper and lower airways; kidneys commonly involved  PR3-ANCA often predominates  MPA  Microscopic polyangiitis  Non-granulomatous vasculitis; rapidly progressive glomerulonephritis and lung capillaritis are typical  MPO-ANCA often predominates  EGPA  Eosinophilic granulomatosis with polyangiitis  Asthma and eosinophilia with eosinophil-rich inflammation; nerves, lungs, skin, heart or kidneys may be affected  ANCA present in only a subset  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 8

Pathways driving the pathogenesis of ANCA-associated vasculitis



• TNF
• IL-1β
Cytokine receptor
Macrophages
IL-17
T_H17
Naive T cell
Dendritic cells
• TGFβ
• IL-6
IL-23
Priming of neutrophils
C5a
C5a receptor
C3bBb
C5-converting enzyme
C3bB
C3b
C3
C5
Factor D
Factor B
Infectious agents
Activation of complement alternative pathway
Phagocytosis by neutrophils
ANCA binding
• MPO
• PR3
ANCA
Fcγ receptor
Plasma cells
BAFF
IL-21
B cells
CD4+ T cells
Excessive activation of neutrophils
NET formation
MMPs
• ROS
• Lytic enzymes
Histone
Vascular endothelial cells
Development of vasculitis

- Infectious stimuli active DCs to drive Th17 → TNF/IL-1ß
- TNF/IL-1ß prime neutrophils → MPO/PR3 surface transition
- Complement AP activation → C5a –> neutrophil priming
- ANCAs bind and activate FcγRs on neutrophils → ROS
- Infection and ANCA-induced NET formation on neutrophils
- Antigen presentation and B cell stimulation of CD4+ T cell-derived IL-21 and neutrophil-derived BAFF enhance ANCA generation

Nakazawa et al Nat Rev Rheumatol 2019

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

Page 9

Activation of complement and importance of the C5/C5a/C5aR1 axis in PMN priming

A



• TNF
• IL-1β
Cytokine receptor
Macrophages
IL-17
T_H17
Naive T cell
• TGFβ
IL-23
Dendritic cells
Priming of neutrophils
C5a
C5a receptor
C3bBb
C5-converting enzyme
C3bB
C3b
C3
C5
Factor D
Factor B
Activation of complement alternative pathway
Phagocytosis by neutrophils
ANCA binding
• MPO
• PR3
ANCA
Fcγ receptor
Plasma cells
BAFF
IL-21
B cells
CD4⁺ T cells
Excessive activation of neutrophils
NET formation
MMPs
• ROS
• Lytic enzymes
Histone
Vascular endothelial cells
Development of vasculitis

Nakazawa et al Nat Rev Rheumatol 2019

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

Page 10

 C5-deficient mice are protected from anti-MPO-induced crescent GN  Xiao et al. AJP 2007  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 11  Gou et al. Clin J Am Soc Nephrol 2013

C5aR1-deficient mice are protected from anti-MPO-induced crescent GN



C5a
C5a
receptor



A
% glomeruli involved
Crescents
Necrosis
**
**
Wildtype
C5ar1-/-



Wildtype
C5ar1-/-
E
B
G
F

Schreiber et al. JASN 2009



a
Upregulated in CTRL
Upregulated in AAV
C5AR1
C1QB
C1QA
C2
C3
CFH
CFB
CFD
CD46
C5
CD55
CD59
C4A/B
Log2 fold change
-Log10 q - value



cCP_path
****
d = 1.94
cAP_path
****
d = 1.89
value
CTRL
AAV
Disease

Brilland et al. Kidney Int Rep 2026

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

Page 12

 Xiao et al. JASN 2014  C5aR1-deficient but not C6-deficient mice are protected from anti-MPO-induced GN  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 13

 B  Falk et al. Proc Natl Acad Sci 1990  Activation of FcgRs on neutrophils by ANCA-speficic IgG drives ROS release from neutrophils  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 14

 The C5a/C5aR1 axis synergizes with FcgRs to promote a pro-inflammatory environment  Synergistic effects on  Inflammation   Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 15

 Amplification of neutrophil activation through cross-talk between C5aR1 and activating FcgRs  Heller et al. JI 1999  Shushakova et al. JCI 2002  Godau et al. JI 2004  Skokowa et al. JI 2005  Kumar et al. JCI 2006   Karsten and Köhl Immunobiol 2012  Schreiber et al. JASN 2009  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 16

 C  Activation of FcgRs on neutrophils drives NET formation  Kessenbrock et al. Nat Med 2009  Healthy Ctrl Serum  MPO AAV Serum  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 17

 C  C5aR1 drives NETosis   Neutrophil  Critical driver of of inflammation in  Neutrophils  Silva et al J Clin Invest 2023 /  Byrd et al. Sci. Immunol. 2019  C5aR1 on neutrophils drives NETosis  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 18

 C  Kessenbrock et al Nat Med 2009  Huang et al. Arthr Rheumatol 2015  Healthy Ctrl Serum  MPO AAV Serum  MPO AAV Serum  Anti-C5ar1 mAb  +  Cross-talk between FcgRs and C5aR1 on neutrophils drives NET formation  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 19

Pathways driving the pathogenesis of ANCA-associated vasculitis



• TNF
• IL-1β
Cytokine receptor
Priming of neutrophils
C5a receptor
C5a
Macrophages
IL-17
T_H17
Naive T cell
IL-23
• TGFβ
• IL-6
Dendritic cells
Infectious agents
C3bBb
C5-converting enzyme
C5
C3bB
C3b
C3
Factor D
Factor B
Activation of complement alternative pathway
Phagocytosis by neutrophils
ANCA binding
• MPO
• PR3
ANCA
Fcγ receptor
Plasma cells
BAFF
IL-21
B cells
D
Excessive activation of neutrophils
NET formation
MMPs
• ROS
• Lytic enzymes
Histone
Vascular endothelial cells
Development of vasculitis

Nakazawa et al Nat Rev Rheumatol 2019

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

Page 20

 An autocrine C5/C5a/C5aR1 loop controls Germinal Center B cell differentiation and IgG1/IgE class switch  WT  C5ar1-/-  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Created in  Page 21  Einwohlt et al (unpublished)

Why targeting C5aR1 in ANCA-associated vasculitis ?

Key Message 1

Genetic or pharmacological C5aR1 targeting strongly reduces disease development in preclinical AAV disease models

Key Message 2

C5aR1 primes and activates neutrophils as the key effector cell. It is intertwined with FcγR-mediated neutrophil activation by ANCA



Key Messages

Key Message 3

Evidence for an intrarenal complement-related transcriptional program in AAV patients with increased *C5AR1* gene expression

Brilland et al. Kidney Int Rep 2026, JASN 2026

Key Message 4

Tailored targeting effect: Blocking C5aR1 leaves upstream and downstream complement pathways intact

Page 22

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

 Outlook – role of the C5a/C5aR1axis in the AKI to CKD transition  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

 Ma. et al. Nephrol. Dial. Transplant. 2026  Created in  C5aR1 signaling in tubular epithelial cells drives AKI-CKD transition by enhancing autophagy in ischemia reperfusion injury     Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis  Page 24

Myeloid and pericyte C5aR1 signaling drives AKI-CKD transition in a folic-acid injury model



Untreated (AKI to CKD)
Macrophage
C5a
C5aR1
Folic Acid Injury
Tubular Damage
C5a
Pericyte
IL-6
CXCL2
Peritubular Capillary
Myofibroblast
Interstitial Fibrosis
CKD Kidney



Created in BioRender

Sahu *et al. Am. J. Physiol. Renal Physiol.* 2022

Page 25

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

C5aR1 CONTROLS THE TRANSITION FROM ACUTE TO CHRONIC KIDNEY DISEASE


1. ACUTE KIDNEY INJURY (AKI)
Ischemia-reperfusion, sepsis, toxins, autoimmunity
Healthy Kidney
causing cellular stress
Injured Kidney
2. COMPLEMENT ACTIVATION & C5a GENERATION
C3
C3b
C5
C5a
Local renal activation of classical/lectin/alternative pathways
3. C5a SIGNALING THROUGH C5aR1 ON TUBULAR CELLS
Impaired protective autophagy
Mitochondrial dysfunction
Tubular cell apoptosis
C5a binds C5aR1, causing impaired BNIP3-dependent autophagy/mitophagy fragmented dysfunctional mitochondria with reduced mtDNA and ATP, elevated RCS
Tubular cell apoptosis
C5aR1
C5aR1 deletion / blockade (PMX53)
Mitochondrial homeostasis
Autophagy
mtDNA andATP preserved low RCS
Tubular survival
Preserving BNIP3 autophagy/mitophagy, promoting tubular survival and repair
4. PERSISTENT INFLAMMATION, FIBROSIS & REMODELING
4a. Tubule-macrophage crosstalk
DAMPS and chemokines (CCL2, CXCL1)
TNF-α, IL-1β, IL-6, INOS
M1 (pro-inflammatory)
C5aR1 deficiency favors
IL-10, TGF-β, Arg1, CD206
M2 (pro-resolving)
4b. Profibrotic pathways
Inflammatory mediators
α-α-SMA-positive myofibroblast
Extracellular matrix deposition (collagen UtII, fibronectin)
Capiliary rarefaction
5. CHRONIC KIDNEY DISEASE (CKD)
Tubulointerstitial fibrosis, nephron rarefaction, loss of renal function, and end-stage progression

HUMAN RELEVANCE

Supportive clinical data linking tubular C5a to nephropathy and fibrosis.

THERAPEUTIC IMPLICATION

C5a
C5aR1

C5aR1 antagonist interrupting the vicious cycle from AKI to CKD

AKI → CKD

1. Schreiber, A. *et al. J. Am. Soc. Nephrol.* 2009.
2. Ma, J. *et al. Nephrol. Dial. Transplant.* 2026.
3. Sahu, R. K. *et al. Am. J. Physiol. Renal Physiol.* 2022.
4. Yu, S. M.-W. *et al. Am. J. Pathol.* 2025.
5. McGraw, M. *et al. Physiol.* 2026.
6. Brilland, B. *et al. J. Am. Soc.* 2026.
7. Brilland, B. *et al. Kidney Int.* 2026.
8. Almaani, S. *et al. Kidney Int.* 2023.

Created in BioRender

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Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

Thank you for your attention


UNIVERSITÄT ZU LÜBECK
INSTITUTE FOR SYSTEMIC
INFLAMMATION RESEARCH

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

https://isef-luebeck.de/

Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis
Page 27

 Appendix

 Page 29  Prof. Dr. Jörg Köhl – Role of C5aR1 in ANCA-associated vasculitis

 Peter Merkel, MD, MPH  Chief, Division of Rheumatology; Professor of Medicine (Rheumatology); Professor of Epidemiology in Biostatistics and Epidemiology; University of Pennsylvania

 Standard of Care and Unmet Medical Needs in ANCA-Associated Vasculitis   Peter A. Merkel, M.D., M.P.H.Chief, Division of RheumatologyPI, Vasculitis Clinical Research Consortium  Director, Penn Vasculitis Center  Professor of Medicine and EpidemiologyUniversity of Pennsylvania   Philadelphia, PA, USA  pmerkel@upenn.edu; 1-215-614-4401  November 3, 2026  All content © Peter A. Merkel, MD, MPH

 Presentation Outline  Brief introduction to the clinical spectrum of ANCA-associated vasculitis (AAV), specifically, granulomatosis with polyangiitis (GPA) / microscopic polyangiitis (MPA)  Outline unmet needs for the treatment of AAV  Based on current sets of consensus guidelines and key clinical trials, review the standard of care for the treatment of AAV  Discuss the results of the ADVOCATE trial of avacopan, a C5aR inhibitor

 Adapted from A&R 2013  Variable Vessel Vasculitis   Behçet's Disease  Cogan’s Syndrome   Single-Organ Vasculitis   CNS Vasculitis  Other Organs  Drug-Induced Vasculitis   Relapsing Polychondritis   IgG4-Related Disease  Vasculitis in CTD  SLE, SSc, SjS, RA, etc.

 Clinical Features of ANCA-Associated Vasculitis: GPA/MPA  Upper airway disease  Nasal septum  Sinuses  Subglottic stenosis  Mastoiditis/OM/  Conductive hearing loss  Pulmonary disease  Nodules  Alveolitis/capillaritis  ILD-fibrosis  Other  Glomerulonephritis  Neuropathy  Sensory  Motor  CNS   Sensorineural hearing loss  Arthritis/arthralgias  Malaise/Fatigue  Eye disease  Scleritis/episcleritis  Pseudotumor  Skin/Mucosa  Oral ulcers   Purpura   Nodules  Vascular  Gangrene  Venous thrombosis  Cardiac Disease  GI Disease  Laboratory Findings  ANCA  Proteinemia  Hematuria  Elevated ESR/CRP  Anemia  Other  Upper airway disease  Nasal septum  Sinuses  Subglottic stenosis  Mastoiditis/OM/  Conductive hearing loss  Pulmonary disease  Nodules  Alveolitis/capillaritis  ILD-fibrosis  Other  Glomerulonephritis  Neuropathy  Sensory  Motor  CNS   Sensorineural hearing loss  Arthritis/arthralgias  Malaise/Fatigue

 Treatment of AAV: Unmet Needs  Less toxic regimens  Glucocorticoid-sparing  CYC-sparing/avoiding  Non-sterilizing & non-teratogenic drugs  Reduction in infections  More rapid induction of remission  Prevention of relapse/remission-maintenance  Relapse rates are still high, even on treatment  Prevention/reversal of damage, especially kidney/neuro  Treatment of exceptionally resistant disease  Avoidance of chronic immunosuppression   Treatment of mild-moderate disease  Treatment of flares (short-term)  Advances in non-drug therapies  CURE  New treatments are still needed!

 Treatment of AAV: Unmet Needs  Less toxic regimens  Glucocorticoid-sparing  CYC-sparing/avoiding  Non-sterilizing & non-teratogenic drugs  Reduction in infections  More rapid induction of remission  Prevention of relapse/remission-maintenance  Relapse rates are still high, even on treatment  Prevention/reversal of damage, especially kidney/neuro  Treatment of exceptionally resistant disease  Avoidance of chronic immunosuppression   Treatment of mild-moderate disease  Treatment of flares (short-term)  Advances in non-drug therapies  CURE  New treatments are still needed!

 Glucocorticoid Toxicity  Psychosis  Insomnia  Anxiety/depression  Hyperactivity  Cataracts  Glaucoma  Weight gain  Cushingoid appearance  Diabetes mellitus  Adrenal suppression  Myopathy  Hypertension   Heart failure  Edema  Skin fragility/ecchymoses  Osteoporosis   Osteonecrosis  Infections  Reduced vaccine response  More…

 Treatment of AAV: Unmet Needs  Less toxic regimens  Glucocorticoid-sparing  CYC-sparing/avoiding  Non-sterilizing & non-teratogenic drugs  Reduction in infections  More rapid induction of remission  Prevention of relapse/remission-maintenance  Relapse rates are still high, even on treatment  Prevention/reversal of damage, especially kidney/neuro  Treatment of exceptionally resistant disease  Avoidance of chronic immunosuppression   Treatment of mild-moderate disease  Treatment of flares (short-term)  Advances in non-drug therapies  CURE  New treatments are still needed!

 Renal (Kidney) Disease in AAV  Major source of morbidity and mortality in AAV  Residual kidney function after initial disease or a relapse is highly predictive of mortality  Rates of end-stage kidney disease (ESKD, dialysis) in AAV remain high  ESKD is associated with marked reductions in function, HRQoL, and increases in disability, mortality, and costs  Rapid effective treatment of kidney disease in AAV is a major goal of new treatment strategies  Outcomes of kidney disease are easily measured:  Serum creatinine/estimated glomerular filtration rate (eGFR)  Urinary protein levels (measured as urine protein:creatinine ration (UPCR)  Urinary biomarkers of kidney physiology: helpful in Phase II trials

 Standard of Care Treatment for AAV  Based on data from >25 years of high-quality, large, multi-center, randomized, controlled, clinical trails

 International Guidelines for Treatment of AAV

 Rituximab is the current mainstay of treatment for AAV  Rituximab was a major advance in the treatment of AAV  Repeated use (every 6 months) with continuous B cell depletion is now the usual treatment for AAV  Once rituximab is discontinued  high rate of relapse  However  Still only 70% of patients enter glucocorticoid-free remission on rituximab at 6 months  Relapses happen later, too  Rituximab leads to chronic immunosuppression and risk of infection  We seek new treatments for AAV beyond B cell depletion

 Post-ADVOCATE NEJM Retraction Actions  Amgen sponsored an independent full readjudication of the primary outcome data for all study patients and re-analyzed the results using the original statistical analysis plan  A new report focusing on primary outcome at 26 and 52 weeks was published on August 14, 2026 on the medRxiv preprint server  A complete report incorporating the readjudicated data and more will be forthcoming in a standard publication

 ADVOCATE Report with Readjudicated Data  Note: This paper has not been peer-reviewed

 ADVOCATE Report with Readjudicated Data: 26 Weeks

 ADVOCATE Report with Readjudicated Data: 52 Weeks

 ADVOCATE with Readjudicated Data Secondary Outcomes  None of the key secondary outcomes were impacted by the issue of adjudication or readjudication  The raw data was unaffected by the issue of readjudication, including eGFR, glucocorticoid toxicity, HRQoL  Avacopan vs. Prednisone Taper  Less glucocorticoid-related toxicity in avacopan group  Greater improvement in quality-of-life measures in avacopan group  More recovery of kidney function in avacopan group

 Detailed kidney outcomes in ADVOCATE  These analyses are not impacted by the readjudication issues in ADVOCATE

 Report of kidney outcomes among the 268/330 (81%) of patients in ADVOCATE with kidney disease at baseline

 Change in UACR from baseline in patients with kidney involvement andbaseline UACR > 300 mg/g.  Kidney Int Rep 2025

 Analysis of kidney outcome in ADVOCATE among patients with eGFR ≤20 ml/min per 1.73 m2  N=50 patients  2025

 Change in kidney function among patients in the ADVOCATE trial with baseline eGFR ≤20 ml/min per 1.73 m2.  *P < 0.05  **P < 0.01  Kidney Int Rep 2023

 Treatment of AAV: Unmet Needs  Less toxic regimens  Glucocorticoid-sparing  CYC-sparing/avoiding  Non-sterilizing & non-teratogenic drugs  Reduction in infections  More rapid induction of remission  Prevention of relapse/remission-maintenance  Relapse rates are still high, even on treatment  Prevention/reversal of damage, especially kidney/neuro  Treatment of exceptionally resistant disease  Avoidance of chronic immunosuppression   Treatment of mild-moderate disease  Treatment of flares (short-term)  Advances in non-drug therapies  CURE  New treatments are still needed!

 Benefits of More Rapid Induction of Remission of AAV  Prevent progression to organ- or life-threatening status  Preserve kidney function  predictor of long-term outcome  Prevent damage to other organs; e.g. nerves, airways  Allow for more rapid reduction or elimination of glucocorticoids   Reduce hospitalization length of stay

 Treatment of AAV: Unmet Needs  Less toxic regimens  Glucocorticoid-sparing  CYC-sparing/avoiding  Non-sterilizing & non-teratogenic drugs  Reduction in infections  More rapid induction of remission  Prevention of relapse/remission-maintenance  Relapse rates are still high, even on treatment  Prevention/reversal of damage, especially kidney/neuro  Treatment of exceptionally resistant disease  Avoidance of chronic immunosuppression   Treatment of mild-moderate disease  Treatment of flares (short-term)  Advances in non-drug therapies  CURE  New treatments are still needed!

 The Potential of Enhanced Complement Inhibition for the Treatment of AAV  Stronger/better complement inhibition could result  Overall better outcomes  Faster remission  Faster and greater recovery of kidney function  Less permanent damage to kidneys and other organs  An alternativee to rituximab for maintenance of remission  Reduction or elimination of use of glucocorticoids

 Summary  Treatment of patients with AAV has improved markedly over the past 25 years  However, the rates of remission, relapse-free remission, and prevention of organ damage, especially kidney function, remain unacceptably low  Strong inhibition of complement C5a/C5aR offers the potential for substantially improving treatment of AAV and the lives of patients with this challenging disease

 Izicopan  Next-generation oral C5aR inhibitor

Potential for better efficacy: fast onset with deep C5aR blockade

FAST ONSET OF ACTION

Week 1

Izicopan exceeds avacopan's steady state exposure within first week*



Izicopan
≤1 week
Avacopan
~13 weeks



Izicopan
Avacopan
5,197
557
94%
~50%
~90%
~50%

~10× higher exposure

AUC (h·ng/mL) after a single 30 mg dose, Phase 1**

≥90% C5a blockade in 24 h

Ex vivo CD11b; izicopan 30 mg BID at 24 h vs. avacopan day-7 trough, phase 1**

~2× in vivo C5aR inhibition

Head-to-head hamster C5a neutropenia model, 10 mg/kg oral**

Izicopan's faster onset of action is supported by Ph1 SAD & MAD data, and a Ph2a basket study in HS & CSU, where improvements began by Week 1 and deepened to Week 4

* Avacopan steady state reported from AAV approval filings, izicopan plasma exposure from phase 2 a studies in different disease setting (Hidradenitis suppurativa and Chronic spontaneous urticaria) – InflaRx data on file
** Cross-study comparison: Avacopan was not a comparator in izicopan Ph1. CD11b challenge 12.6 vs 10 nM C5a. Sources: For InflaRx clinical phase 1 data Grippo JF *et al.* Clin Pharmacol Drug Dev. 2026 and preclinical data on file; For Avacopan Bekker *et al.*, PLoS One 2016; TAVNEOS USPI., NDA filing of avacopan for ANCA-associated vasculitis. **Abbreviations: AUC** [Area under curve]. **BID** [twice daily]. **CSU** [Chronic spontaneous urticaria **h** [hour]. **HS** [Hidradenitis Suppurativa]. **Kg** [kilogram]. **MAD** [multiple ascending dose]. **mg** [milligram]. **Ph** [phase]. **SAD** [single ascending dose].

inflaRx 62

Potential for better safety: lower liver and drug-drug interaction risk

REACTIVE METABOLITES*

>100-fold lower

reactive-metabolite signal than avacopan in the early reaction phase

(GSH trapping, 5–10 min)

GSH-conjugate signal, avacopan relative to izicopan (log scale)



5–10 min
>100×
20–40 min
>10×

No time-dependent CYP3A4/5 inhibition*

Izicopan: no TDI in Ki/kinact assay; IC50 >100 µM

Avacopan: TDI of CYP3A4/5; midazolam AUC up 1.8-fold

Very high metabolic stability*

Izicopan: very low clearance in human microsomes and hepatocytes

Avacopan: high CYP-mediated turnover in the same assays

Strong safety profile to date

Izicopan: 197 humans dosed, no safety signals of concern

Avacopan: label warns of life-threatening liver injury

197 human subjects have been dosed with izicopan to-date - Ph1 SAD & MAD - Ph2a in HS & CSU - others

Izicopan's cleaner metabolic profile suggests lower liver toxicity risk and a low risk of drug-drug interaction

***In vitro data unless stated. Sources:** InflaRx clinical and preclinical data on file, Izicopan phase 1 First-in-human data in Grippo JF *et al.* Clin Pharmacol Drug Dev. 2026; TAVNEOS USPI and EU SmPC; FDA/CDER, 2026 (as reported).
Abbreviations: AUC [Area under curve]. **CSU** [Chronic spontaneous urticaria]. **CYP** [cytochrome]. **DDI** [drug-drug-interaction]. **GSH** [glutathione]. **h** [hour]. **HS** [Hidradenitis Suppurativa]. **MAD** [multiple ascending dose]. **min** [minutes]. **mg** [milligram]. **Ph** [phase]. **SAD** [single ascending dose. **TDI** [time-dependent inhibition].

InflaRx 63

 Better convenience: potential for simpler dosing and fewer drug-drug interactions  64  PILL BURDEN  at equivalent dose, 1 pill twice per day vs 3 pills twice per day for avacopan  Capsules per day, by regimen  Avacopan 30 mg BID (label) – 6 pills total  Izicopan 60 mg BID (Ph2a) – 4 pills total  Izicopan 30 mg QD (Ph1) – 1 pill per day  Izicopan could provide a simpler dosing regimen  Izicopan could be further differentiated from competitors given its lack of vaccine requirement  *Izicopan Ph1 first-in-human trial published in Grippo JF et al. Clin Pharmacol Drug Dev. 2026 and InflaRx data on file;   **InflaRx data on file. Clinical Drug-Drug interaction study not yet performed. AAV dose and regimen to be set in Phase 2. Sources: TAVNEOS USPI and EU SmPC.  Abbreviations: AUC [Area under curve]. BID [twice daily]. CYP [cytochrome]. mg [milligram]. Ph [Phase]. PK [pharmacokinetic]. QD [once daily]. TDI [time-dependent inhibition].    pill count  Once-daily [QD] dosing potential  Izicopan: 30 mg QD reached ≥90% C5a blockade by day 6, phase 1*, supported by PK modeling of phase 2 data  Avacopan: twice daily, 3 capsules per dose  No CYP time dependent inhibition concern**  Izicopan: no CYP3A4 TDI, no CYP3A4 dose rules anticipated  Avacopan: CYP3A4 rules for inducers, inhibitors and statins  High Drug Strength  Izicopan: amorphous solid, 30 mg per capsule  Avacopan: crystalline solid, 3x pill burden vs izicopan, 50% greater pill count at half the dose of izicopan

Izicopan differentiation driven by optimized molecular structure

Modelling indicates that **the additional trifluoromethyl group in izicopan introduces steric interactions (clashes) within the CYP3A4/5 binding pocket**

...thereby providing a molecular basis for three key experimental findings:

- absence of time-dependent inhibition (TDI) of CYP3A4/5
- increased metabolic stability in vitro
- reduced reactive metabolite formation in GSH-trapping assays



Maestro 14.4.136 Docking
Avacopan – CYP3A/4
F108
N1
G481
no trifluoromethyl
no clash
HEM



Maestro 14.4.136 Docking
Izicopan – CYP3A/4
N1
F108
G481
A370
2.8Å
Clash
HEM

Cyan cartoon: CYP3A4; **Wheat sticks:** HEM
Purple sticks: Avacopan; **Green sticks:** Izicopan
Yellow dash lines: hydrogen bonds; **Blue dash line:** pi-pi stacking;
Docking score: -8.19 (avacopan); -7.13 (izicopan)

Avacopan: efficient CYP3A4/5 interaction supports ***high metabolic activation*** potential
Izicopan: weak CYP3A4/5 interaction ***lowers metabolic activation*** potential

Source: InflaRx data on file **Abbreviations:** **CYP** [cytochrome]. **GSH** [glutathione]. **TDI** [time-dependent inhibition].

65

 Izicopan  AAV market considerations

Market research: Physicians back izicopan as the next-generation C5aR inhibitor

C5a/C5aR blockade remains a key target – physicians see izicopan's profile as a potentially safer, more convenient successor with added potential kidney upside

10/12
retain confidence in C5a/C5aR inhibition despite the regulatory controversy

8/10
likelihood to prescribe with GC-reduction data (7/10 without)

65-70%
stated preference share in severe renal AAV if / once avacopan is withdrawn

7/12
would use it routinely in most eligible severe renal patients

What drives appeal



Complement-class MoA 11
Kidney / eGFR benefit 11
Oral administration 11
Lower hepatotoxicity 10
Lower pill burden 10
GC reduction 10
Remission ≈ avacopan 10
Infection rate ≈ avacopan 10

Upside levers

GC-reduction: additional data would lead to higher prescribing likelihood 7 → 8/10; even if avacopan stays

Wider patient pool: all GPA / MPA AAV patients become candidates; eGFR data puts kidney protection front of mind

Safety benefit: after avacopan deaths in Asian patients, physicians seek strong safety evidence

Source: Primary market research, Oct 2026 (draft): 12 AAV-focused nephrologists and rheumatologists (6 US, 5 EU4/UK, 1 Japan) rating an anonymized izicopan target product profile vs. avacopan
Abbreviation: AAV [ANCA-associated vasculitis]. eGFR [estimated Glomerular Filtration Rate]. GC [glucocorticoids]. GPA [granulomatosis with polyangiitis. MoA [mode of action]. MPA [microscopic polyangiitis]. N [number].

inflaRx 67

Izicopan in AAV: ~$1.5-2B global peak net sales potential[1]

Avacopan proven demand with $645M sales in 2025 and $1B+ peak sales potential[2] before exiting key markets

Base-case izicopan global peak net sales

$1.65bn



US
$1.160M
Japan
$255M
EU4 + UK
$241M

Sensitivity analysis: Peak izicopan sales by scenario, $M (*ONLY* in US + EU4/UK, excl. ROW)

Base case	$1.4bn	$1.8bn	Broader label (i.e. all GPA / MPA AAV)
Base case (avacopan stays in US)	$1.3bn	$1.5bn	With additional GC data available

25.1k
eligible patients/yr

50–54%
net peak patient share

Tailwind
from increasing incidence

Further upside
from improved pricing power

1: Independent commercial assessment (Oct 2026); Evaluate Pharma 2026. Net sales in $. Izicopan is investigational; third-party forward-looking estimates, not company guidance.
2: March 2026: Guggenheim Securities, market research, Yatin Suneja – Figures and estimates by Guggenheim Securities, FactSet, Evaluate Pharma.

inflaRx 68

 AAV clinical development program

 Izicopan in AAV – capturing the opportunity  70  (A) Demonstrate superiority with focus on renal endpoints in randomized placebo-controlled Phase 2  Randomized, placebo-controlled Phase 2 trial optimized to increase signal delta to placebo by allowing severely ill AAV patients with renal vasculitis and dosing on top of SoC  Implementing a standard GC taper in all arms  Targeted enrollment of approximately 18 months anticipated  (B) Demonstrate GC replacement opportunity with additional Phase 2 open-label study  Open-label trial to demonstrate ability to replace GC by rapid taper (stage 1) or stop at enrollment (stage 2), informed by recent positive Phase 1/2 data with BDB-001  Initial data anticipated in 2028  Development Goals  Development strategy to focus on izicopan advantages in multiple clinical settings  Studies will utilize different enrollment criteria and selection of sites.  Abbreviations: AAV [ANCA-associated vasculitis]. GC [glucocorticoids]. IZI [izicopan]. SOC [Standard of Care].

Randomized, placebo-controlled Ph2 trial design



Screening
Induction
Wk 24
Maintenance
Wk 48
Wk 52
Arm 1: Placebo BID + RTX
Placebo BID + RTX
Safety FU
Arm 2: IZI 30 mg BID + RTX
IZI 30 mg BID + RTX
Safety FU
Arm 3: IZI 60 mg BID + RTX
IZI 60 mg BID + RTX
Safety FU

- Testing 2 doses on top of SOC (RTX plus standard GC tapering) in AAV patients with renal vasculitis
- Designed to optimize potential benefits related to renal function and renal injury recovery and assess impact on disease activity

Highlights

- randomized, double-blind, placebo-controlled multicenter Phase 2 trial
- key efficacy endpoint at wk 24
- standard GC tapering (all arms)
- n = ~35 per arm
- randomization ratio: 1:1:1

Endpoint analysis

Primary

- safety

Secondary

- BVAS-0
- eGFR change from baseline
- proteinuria change from baseline
- hematuria resolution

Exploratory

- other renal
- others

Abbreviations: **BID** [twice daily]. **BVAS** [Birmingham Vasculitis Assessment Score]. **eGFR** [estimated Glomerular Filtration Rate]. **FU** [follow-up]. **GC** [glucocorticoids]. **IZI** [izicopan]. **N** [number]. **Ph** [Phase]. **RTX** [rituximab]. **SOC** [Standard of Care]. **Wk** [week].

inflaRx 71

Open-label AAV Ph2 trial design planning


Induction
Wk 16
Wk 24
Maintenance
Wk 48
Stage 1
IZI 60 mg BID + rapid GC taper + SOC
IZI 60 mg BID + SOC maintenance
Safety FU
Safety Assessment
Wk 16
Wk 24
Wk 48
Stage 2
IZI 60 mg BID + SOC (no GC)
IZI 60 mg BID + SOC maintenance
Safety FU

- Design to demonstrate the ability of izicopan to replace GC during remission induction treatment
- Newly diagnosed or major relapse GPA or MPA patients in need of remission induction therapy

Highlights

- open-label two-stage Phase 2 trial
- key safety / efficacy endpoints at wk 16 / 24 / 48
- safety assessment prior start of stage 2
- n ~ 30 patients
- data in 2028

Endpoint analysis

Primary

- safety including BVAS-0 assessment

Secondary

- sustained remission wk 48
- renal endpoints

Exploratory

- others

Abbreviations: **BID** [twice daily]. **BVAS** [Birmingham Vasculitis Assessment Score]. **FU** [follow-up]. **GC** [glucocorticoids]. **GPA** [granulomatosis with polyangiitis]. **IZI** [izicopan]. **MPA** [microscopic polyangiitis]. **N** [number]. **Ph** [Phase]. **RTX** [rituximab]. **SOC** [Standard of Care]. **Wk** [week].

inflaRx 72

 Development opportunities in additional renal disorders

Planned izicopan pilot study in IgAN / RPGN in IgAN – signal searching

Screening	Wk 12	Wk 24	Wk 28
	IZI 60 mg BID on top of SOC		Safety FU

- Open label study to assess safety and explore efficacy in patients with IgAN and IgAN RPGN (rapidly progressive glomerulonephritis)
- Cohort may be expanded based on interim signals

Highlights

- open label Phase 2 trial
- key efficacy endpoint at wks 12 / 24
- n = ~20-30 total
- early data readout in 2028

Endpoint analysis (exploratory)

Primary

- **safety + proteinuria reduction (IgAN)**
- **safety + eGFR (IgAN RPGN)**

Secondary

- eGFR change from baseline
- proteinuria change from baseline
- others

Signal searching study with focus on proteinuria in relation to well established placebo response rates in the field (IgAN)
Exploration in IgAN RPGN as subgroup typically excluded from clinical studies (eGFR stabilization / improvement etc.)

Abbreviations: **BID** [twice daily]. **FU** [follow-up]. **GC** [glucocorticoids]. **eGFR** [estimated Glomerular Filtration Rate]. **IgAN** [immunoglobulin-A nephropathy]. **IZI** [izicopan]. **mg** [milligram], **N** [number]. **OL** [open-label]. **RPGN** [rapidly progressive glomerulonephritis]. **SOC** [Standard of Care]. **Wk** [week].

inflaRx 74

IIT in patients with atypical hemolytic uremic syndrome (aHUS)


Screening
Wk 1
Wk 12
Wk 24
Wk 48
IZI 60mg BID
Safety FU
Initial response assessment
Eculizumab rescue at any time past week 1 - if rescue occurs, izicopan will be stopped

- Key efficacy focus is TMA response (platelet count normalization, LDH normalization, kidney function improvement ≥ 25% creatinine drop from baseline) until week 24
- Study participants may receive izicopan up to 12 mth at the discretion of the investigator

Highlights

- open label Phase 2a pilot investigator-initiated trial
- key efficacy endpoint will be TMA response
- n = ~ 6 – 8
- initial data in 2H 2027

Endpoint analysis (exploratory)

Primary

- safety + TMA response

Secondary

- others

Study to evaluate C5aR inhibition as alternative to C5 – or upstream complement inhibition in aHUS

Abbreviations: **aHUS** [Atypical Hemolytic Uremic Syndrome]. **BID** [twice daily]. **FU** [follow-up]. **IIT** [investigator-initiated trial]. **IZI** [izicopan]. **LDH** [Lactate dehydrogenase]. **mg** [milligram]. **Mth** [month]. **N** [number]. **OL** [open-label]. **RPGN** [rapidly progressive glomerulonephritis]. **SOC** [Standard of Care]. **TMA** [Thrombotic Microangiopathy]. **Wk** [week].

InflaRx 75

Today’s takeaways  Izicopan has potential to expand the AAV market, with multiple differentiating features that could drive a $1.5B – $2B peak sales potential  Izicopan AAV development program is primed for generating differentiated efficacy and safety data   placebo-controlled study in patients with renal vasculitis (i.e., renal involvement) assessing izicopan’s ability to drive signals of efficacy over the standard of care  open-label study in “all-comers” to demonstrate the ability to replace corticosteroids  Additional studies in rare renal disease targeted for initiation in 2027 include aHUS, with initial data targeted for 2H 2027; and IgAN / rapidly progressive IgAN / others, with expected initial data readouts in 2028  Phase 3 data from BDB-001 (vilobelimab cell-line derived anti-C5a antibody licensed to partner in China) expected 2H 2028  Strong IP position and balance sheet (€153.3M at end of 3Q26), with cash runway through 2029  76  1: Independent commercial assessment (Oct 2026); Evaluate Pharma 2026. Izicopan is investigational; third-party forward-looking estimates, not company guidance // I&I [immunology & inflammation]. AAV [ANCA-associated vasculitis]. aHUS [atypical hemolytic uremic syndrome]. IgAN [immunoglobulin-A nephropathy]. RPGN [rapidly progressive glomerulonephritis]